                       [LETTERHEAD OF PERKINS COIE LLP]

                               February 4, 1998

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  APPLIED VOICE TECHNOLOGY, INC.
          REGISTRATION STATEMENT ON FORM S-3
          (REGISTRATION NO. 333-38557)

Gentlemen and Ladies:

     On behalf of Applied Voice Technology, Inc., a Washington corporation (the "Company"), I hereby request the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of the Company's Registration Statement on Form S-3, including Exhibits thereto, filed with the Commission on October 23, 1997 (the "Registration Statement"), pursuant to Rule 477(a) of the Securities Act of 1933, as amended. The Registration Statement has not been declared effective by the Commission, and none of the shares of the Company's Common Stock covered by the Registration Statement has been sold. The Company believes that withdrawal is consistent with the public interest and the protection of investors.

     If you have any questions regarding this request, please contact the undersigned at (206) 583-8934.

                                            Very truly yours,

                                            /s/ Michael T. Prior

                                            Michael T. Prior

MTP:pjd

cc:  James M. Daly
     Jae K. Kim
     Applied Voice Technology, Inc.